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                                                                   EXHIBIT 99.13


                          HB ACQUISITION CORPORATION
                              600 ATLANTIC AVENUE
                          BOSTON, MASSACHUSETTS 02210



                              February 17, 1998


Mary J. George
33822 Bridgehampton
Dana Point, CA  92677

Dear Mary:

   This letter will set forth the terms of your equity participation in Bell Sports Corp., a Delaware corporation ("Target") in connection with the recapitalization of Target contemplated by that certain Agreement and Plan of Recapitalization and Merger dated as of February 17, 1998 (the "Recapitalization Agreement"), pursuant to which HB Acquisition Corp. ("Newco") will be merged with and into Target (the "Merger") and Target will be the Surviving Corporation.

   In order to induce Newco to enter into the Recapitalization Agreement and for other good and valuable consideration, the receipt of which is hereby acknowledged, prior to and in connection with the Merger, you agree that 100% of your phantom stock and common stock will be exchanged for the right to receive a cash payment of $10.50 a share, in accordance with the terms of the Recapitalization Agreement. You further agree that your remaining equity interest in Target (represented by your stock options) will be converted into the right to receive $10.50 per option (less any applicable exercise price) to the extent necessary for your total cash consideration (including the right to a cash payment for your phantom stock) to be approximately $1,000,000. You further agree that your remaining equity interests in Target will be converted into options to acquire Common Stock and Series A Preferred Stock (the "Preferred Stock") of Newco (the ratio of options to acquire Common Stock to the number of options to acquire Preferred Stock will be the same ratio as the Common Stock and Preferred Stock to be acquired by the Investor) that will be "in the money" to the same extent that your options in Target so converted were "in the money" immediately prior to the conversion. We currently anticipate, based on preliminary numbers that the parties agree may change, that 106,089 of your Target options will be converted into options to acquire 1,113,936 shares of Newco Common Stock and Preferred Stock, with the aggregate exercise price of $748,990. In connection with the issuance to you of equity interests in Newco, you agree to enter into a mutually acceptable shareholders agreement. It is contemplated that the terms of these exchanges (the "Exchanges") will
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be embodied in definitive documentation to be entered into as expeditiously as possible after the execution of the Recapitalization Agreement.

   We agree to work with you to accomplish the exchange of your equity in Target into equity in Newco on a tax-efficient basis and to agree to indemnify you on an after-tax basis for any tax liability that may occur on the conversion of your options in Target into options in Newco as a result of a portion of your options in Newco being exercisable for Preferred Stock (rather than Common Stock). However, if your tax objectives cannot be achieved in connection with the Exchange, at your option, your equity position in Newco will be reduced such that the cash consideration received by you in connection with the Merger will be increased to the extent of your tax liability incurred in connection with your investment in Newco.

   This letter constitutes the entire agreement between you and us and supersedes all prior communications, agreements and understandings, written or oral with respect to your equity participation in Newco and the Surviving Corporation. Each party understands that this letter was agreed on based upon a preliminary understanding of the terms and underlying economics of the Recapitalization Agreement and the terms of your current equity interest in Target and that any changes to these terms or economics may require changes to the terms of this letter. This letter may be signed in counterparts, all of which constitute the same agreement, shall be governed by the domestic


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substantive laws of Delaware and shall bind and inure to the benefit of the parties and their respective successors and assigns.

   If the foregoing is in accordance with your understanding, please sign this letter in the space indicated below and return it to us for receipt no later than February __, 1998, whereupon this letter will become a binding agreement among the parties.

                              Very truly yours,

                              HB ACQUISITION CORPORATION


                              By:  /s/ Tim R.Palmer
                                 --------------------------------------------

The foregoing is hereby
agreed to and accepted:


By:  /s/ Mary J. George
   --------------------------
   Mary J. George

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                          HB ACQUISITION CORPORATION
                              600 ATLANTIC AVENUE
                          BOSTON, MASSACHUSETTS 02210



                                         April 8, 1998



Mary J. George
33822 Bridgehampton
Dana Point, CA 92677

Dear Mary:

     Reference is made to that certain letter dated February 17, 1998 (the "Letter of Intent") pursuant to which you agreed to exchange certain equity held by you and Bell Sports Corp. ("Target") (represented by some of your stock options) for equity in HB Acquisition Corporation ("Newco") and certain equity (represented by your common stock, phantom stock, and your remaining options) for approximately $1,000,000 in cash. This letter will confirm that the Letter of Intent is hereby confirmed in all respects; provided however, that (i) all
                                               -------- -------
references to "$10.50" shall be revised to read "$10.25", in accordance with the First Amendment to Agreement and Plan of Recapitalization and Merger, dated as of April 8, 1998 between Newco and Target (the "Merger Agreement"); (ii) the cash payment for your phantom stock will be determined in accordance with the terms thereof; and (iii) we now expect, based on numbers that the parties agree may change pursuant to the terms of the Letter of Intent, that you will convert 96,336 of your stock options in Target for options (with an aggregate exercise price of $748,990) to acquire Newco Common Stock and Preferred Stock reflecting a value at closing (based on the terms of the Merger Agreement) of $1,056,302.

                                    Very truly yours,

                                    HB Acquisition Corporation

                                    By:     /s/ Tim R. Palmer
                                          ----------------------------
                                    Title: ____________________________________
The foregoing is hereby
agreed to and accepted:

By:  /s/ Mary J. George
    -----------------------------
      Mary J. George